

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Ying Huang, Ph.D
Chief Financial Officer
Legend Biotech Corporation
2101 Cottontail Lane
Somerset, NJ 08873

       Re: Legend Biotech Corp
            Form 20-F for Fiscal Year Ended December 31, 2021
            Response Dated September 30, 2022
            File No. 001-39307

Dear Ying Huang:

      We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Certain Information, page 1

1.   We note your response to comment 1 and re-issue in part. Please clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong and Macau.

D. Risk Factors
Risk Factor Summary, page 4

2. Please revise your summary of risk factors so that you disclose the risks that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Moreover, in the summary of risk factors, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting. . ., page 69

3. We note your response to comment 10, including your disclosure discussing the August 26, 2022 Statement of Protocol. Please revise your disclosure to clarify that the PCAOB will be required to reassess its determinations by the end of 2022.

    You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Mark Ballantyne